Mail Stop 4561

March 30, 2009

Colleen M. Johnston
Group Head Finance and
Chief Financial Officer
The Toronto Dominion Bank
P.O. Box 1 Toronto Dominion Centre
Toronto, Ontario M5K 1A2

>   **Re: The Toronto Dominion Bank**
>   **Form 40-F for the Fiscal Year Ended October 31, 2008**
>   **Filed December 4, 2008**
>   **File No. 1-14446**

Dear Mrs. Johnston:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Exhibit 99.4 Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles

1.   Please tell us why you did not either report a statement of cash flows prepared in accordance with US GAAP or with International Accounting Standard No. 7; or disclose in a note to the financial statements a quantified description of the material differences between your statement of cash flows and a statement of cash

flows prepared in accordance with US GAAP or with International Accounting
Standard No. 7.

Exhibit 99.7 Section 302 Certifications

2.   We note that the identification of the certifying individuals at the beginning of
        the certifications required by Exchange Act Rule 13a-14(a) also include the title
        of the certifying individuals. Please revise your future filings, starting with your
        December 31, 2008 Form 10-K, to not include the individuals' title.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides any requested information. Please file your letter on EDGAR as
correspondence.   Please understand that we may have additional comments after
reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3437 or William J. Schroeder, Staff Accountant at (202) 551-3394.

Sincerely,

Michael C. Volley
Staff Accountant